Shockwave Motors Inc.
Statements of Cash Flows
(Unaudited)

	Year Ended December 31, 2018	Year Ended December 31, 2017
Cash flows from operating activities:		
Net income (loss)	$ (5,261)	$ (15,791)
Changes in operating assets and liabilities:		
	-	-
Net cash provided by operating activities	(5,261)	(15,791)
Cash flows from investing activities	-	-
Net cash used in investing activities	-	-
Cash flows from financing activities:		
Capital contributions	5,457	15,675
Net cash provided by financing activities	5,457	15,675
Net cash increase for period	196	(116)
Cash at beginning of period	256	372
Cash at end of period	$ 452	$ 256
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ -	$ -
Interest	$ -	$ -